Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222986

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 11 DATED NOVEMBER 13, 2018

TO THE PROSPECTUS DATED MARCH 7, 2018

We are providing this Supplement No. 11 to you in order to supplement our prospectus dated March 7, 2018 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares you should read the entire Prospectus and this supplement, and consider carefully our business objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

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the status of our current public offering;

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an update to our risk factors;

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a “Management's Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on November 8, 2018;

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an update to our security ownership; and

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our condensed consolidated unaudited financial statements and the notes thereto as of and for the period ended September 30, 2018, as included in our Quarterly Report on Form 10-Q, filed on November 8, 2018

Status of our Current Public Offering

Our registration statement on Form S-1 relating to our current public offering (the “Offering”) was declared effective by the Securities and Exchange Commission (the “SEC”) on March 7, 2018. Through November 2, 2018, we had issued 344,742 common shares (consisting of 50,875 Class A shares, 27,662 Class T shares, 103,508 Class D shares and 162,697 Class I shares) pursuant to the Offering, which includes 1,609 Class A shares, 5 Class T shares, 418 Class D shares and 203 Class I shares issued pursuant to our distribution reinvestment plan, and received aggregate gross offering proceeds of $9,081,621.

Risk Factors

The following risk factor supersedes and replaces the risk factor under the section “Risk Factors—Risks Related to This Offering and Our Shares— This offering is initially a “blind pool” offering, and therefore, you will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative,” which appears on page 16 of the Prospectus.

This offering is initially a “blind pool” offering, and therefore, you will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative.

This offering is initially a “blind pool” offering because neither we nor the Manager or the Sub-Manager has presently identified any assets we may acquire with the proceeds of this offering. As a result, we are not able to provide you with information to evaluate the economic merit of the acquisitions we intend to make prior to our making them and you will be relying entirely on the ability of the Manager, the Sub-Manager and our board of directors to select or approve, as the case may be, such acquisitions. Future opportunities may include the acquisition of businesses that are currently owned and/or controlled by the Sub-Manager or its affiliates. In connection with any acquisition of a business that involves the Sub-Manager or its affiliates (excluding co-opportunities acquired directly from third parties other than the Sub-Manager or its affiliates), we would seek a valuation from a third party valuation firm, and such acquisition would be subject to approval of a majority of our independent directors.

Additionally, the Manager and the Sub-Manager, subject to oversight by our board of directors, will have broad discretion to review, approve, and oversee our business and acquisition policies, to evaluate our acquisition opportunities and to structure the terms of such acquisitions and you will not be able to evaluate the transaction terms or other financial or operational data concerning such acquisitions. Because of these factors, this offering may entail more risk than other types of offerings. Our board of directors has also delegated broad discretion to both of the Manager and Sub-Manager to implement our business and acquisitions strategies, which includes delegation of the duty to approve certain decisions consistent with the business and acquisition policies approved by our board, our board’s fiduciary duties and securities laws. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted returns and other objectives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the unaudited condensed financial statements as of September 30, 2018 and for the period February 7, 2018 (commencement of operations) through September 30, 2018. This information should be read in conjunction with the accompanying unaudited condensed financial statements and the notes included elsewhere in this supplement. Capitalized terms used in this section have the same meaning as in the accompanying unaudited condensed financial statements unless otherwise defined herein.

Overview

CNL Strategic Capital, LLC is a limited liability company that primarily seeks to acquire and grow durable, middle-market businesses. We are externally managed by CNL Strategic Capital Management, LLC, an entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under a management agreement pursuant to which the Manager is responsible for the overall management of our activities. The Manager has engaged Levine Leichtman Strategic Capital, LLC, a registered investment advisor, under a sub-management agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, Inc.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

We target, for acquisition, businesses that are highly cash flow generative with annual revenues of primarily between $25 million and $500 million. Our business strategy is to acquire controlling equity stakes in combination with loan positions in middle-market businesses. Our business strategy seeks to provide long-term capital appreciation and current income, while protecting invested capital. In addition and to a lesser extent, we intend to acquire other debt and minority equity positions, which may include acquiring debt in the secondary market as well as minority equity stakes and loan positions via co-investments with other funds managed by the Sub-Manager or their affiliates. We expect that these positions will comprise a minority of its total assets.

We were formed as a Delaware limited liability company on August 9, 2016 and we intend to operate our business in a manner that will permit us to avoid registration under the Investment Company Act. We are not a “blank check” company within the meaning of Rule 419 of the Securities Act. We did not commence operations until February 7, 2018 as described below. We offered through a private placement up to $85 million of Class FA limited liability company interests and up to $115 million of Class A limited liability company interests (one of the classes of Shares that constitute non-founder shares).

On February 7, 2018, we commenced operations when we met the minimum offering requirement of $80 million in Class FA shares under the Private Placement and issued approximately 3.3 million shares of Class FA shares for aggregate gross proceeds of $81.7 million, as described below under “Our Common Shares Offering.” On February 7, 2018, we acquired the initial businesses using a substantial portion of the net proceeds from the Private Placement. For a discussion of the initial businesses, see “Portfolio and Investment Activity” below.

In October 2016, we confidentially submitted a registration statement on Form S-1 with the SEC in connection with the proposed offering of shares of our limited liability company interests (the “Public Offering” and together with the Private Placement, the “Offerings”). On March 7, 2018, our Registration Statement was declared effective by the SEC and we began offering $1,000,000,000 of Shares under the Public Offering, as further described below under “Our Common Shares Offering–Public Offering.” Through our Public Offering, we are offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares. See “Notes to Condensed Consolidated Financial Statements” Note 7. “Capital Transactions” included in this supplement for additional information related to our Offerings.

Our Common Shares Offering

As of December 31, 2017, we had issued 4,000 shares of the Company’s Class FA shares, to each of the Manager and Sub-Manager, for an aggregate purchase price of $200,000 (total of 8,000 Class FA shares). No selling commissions or placement agent fees were paid in connection with the issuances.

Private Placement

We offered through the Private Placement up to $85 million of Class FA shares and up to $115 million of Class A shares (one of the classes of Shares that constitute non-founder shares) on a best efforts basis, which meant that the Placement Agent in connection with the Private Placement used its best efforts but was not required to sell any specific amount of shares. On February 7, 2018, we commenced operations when we met our minimum offering requirement of $80 million in Class FA shares under the Private Placement and we issued approximately 3.3 million Class FA shares at $25.00 per Class FA share resulting in gross proceeds of approximately $81.7 million. The $81.7 million in gross proceeds included a cash capital contribution of $2.4 million from the Manager in exchange for 96,000 Class FA shares and a cash capital contribution of $9.5 million from CNL Strategic Capital Investment, LLC, which is indirectly controlled by James M. Seneff, Jr., the chairman of the Company, in exchange for 380,000 Class FA shares. The $81.7 million also included 96,000 Class FA shares received in exchange for $2.4 million of non-cash consideration in the form of equity interests in Lawn Doctor received from an affiliate of the Sub-Manager pursuant to the Exchange Agreement. The $81.7 million in gross proceeds also included a cash capital contribution of approximately $0.4 million in exchange for 15,000 Class FA shares, from other individuals affiliated with the Manager. The Class FA shares and Class A shares in the Private Placement were offered for sale only to persons that were “accredited investors,” as that term is defined under the Securities Act, and Regulation D promulgated thereunder. No Class A shares were sold under the Private Placement.

We did not incur any selling commissions or placement agent fees from the sale of the approximately 3.3 million Class FA shares sold under the terms of the Private Placement. We incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of approximately $0.7 million based on actual amounts raised through the Private Placement. These organization and offering costs related to the Private Placement had been previously advanced by the Manager and Sub-Manager, as described further in “Notes to Condensed Consolidated Financial Statements” Note 5. “Related Party Transactions” included in this supplement.

Public Offering

Once the Registration Statement became effective on March 7, 2018, we began offering up to $1,000,000,000 of Shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Public Offering, will use its best efforts, but is not required to sell any specific amount of Shares. We are offering, in any combination, four classes of Shares in the Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in Shares. The initial per share Public Offering price was $27.32 per Class A share, $26.25 per Class T share, $25.00 per Class D share and $25.00 per Class I share. There are differing selling fees and commissions for each class. We will also pay annual distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offering (excluding sales pursuant to our distribution reinvestment plan).

We are also offering, in any combination, up to $100,000,000 of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to our distribution reinvestment plan. The Public Offering had a minimum offering requirement of $2 million in Shares under the Private Placement or the Public Offering. As of February 2018, we had met the minimum offering requirement of $2 million of the Public Offering through the sale of more than $80 million in Class FA shares under the Private Placement.

During the period from March 7, 2018 (the date our Registration Statement became effective) through September 30, 2018, we received net proceeds from our Public Offering of approximately $6.5 million, including $0.04 million received through our distribution reinvestment plan. As of September 30, 2018, the Public Offering price was $28.74 per Class A share, $27.70 per Class T share, $26.28 per Class D share and $26.35 per Class I share. See “Notes to Condensed Consolidated Financial Statements” Note 7. “Capital Transactions” included in this supplement for additional information regarding our Public Offering.

Through September 30, 2018, we had incurred selling commissions and dealer manager fees of $0.05 million from the sale of Class A shares and Class T shares. We also incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of $0.1 million based on actual amounts raised through our Public Offering as of September 30, 2018. These organization and offering costs related to the Private Placement had been previously advanced by the Manager and Sub-Manager, as described further in “Notes to Condensed Consolidated Financial Statements” Note 5. “Related Party Transactions” included in this supplement.

In October 2018, our board of directors approved new per share public offering prices for each share class in the Public Offering. The new public offering prices became effective on October 18, 2018. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Public Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$28.72	$27.67	$26.20	$26.34
Selling Commissions, Per Share	$1.72	$0.83	$—	$—
Dealer Manager Fees, Per Share	$0.72	$0.48	$—	$—

Portfolio and Investment Activity

In October 2017, we entered into a merger agreement with LD Merger Sub, Inc., a wholly owned subsidiary of the Company, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement and the Exchange Agreement, we acquired an approximately 63.9% equity interest in Lawn Doctor from an affiliate of the Sub-Manager, through an investment consisting of common equity and a debt investment in the form of a secured second lien loan to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the Exchange Agreement and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 62.9% of the outstanding equity in Lawn Doctor. As of September 30, 2018, the cost basis of our investments in Lawn Doctor was approximately $30.5 million of common equity and $15.0 million of a debt investment.

In October 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., a wholly owned subsidiary of the Company, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired an approximately 87.1% equity interest in Polyform from an affiliate of the Sub-Manager, through an investment consisting of common equity and a debt investment in the form of a first lien secured term loan to Polyform. As of September 30, 2018, the cost basis of our investments in Polyform, after purchase price adjustments, was approximately $15.6 million of common equity and $15.7 million of a debt investment.

The debt investments in the form of a secured second lien loan to Lawn Doctor and in the form of a first lien secured term loan to Polyform as described above accrue interest at a per annum rate of 16.0%. Each loan will mature in August 2023. The note purchase agreements contain customary covenants and events of default.

As of September 30, 2018, our investment portfolio included four distinct investment positions and the fair value of our portfolio was comprised of the following:

	As of September 30, 2018
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio
Senior debt
Senior secured debt - first lien	$15,700,000	$15,700,000	19.3%
Senior secured debt - second lien	15,000,000	15,000,000	18.3%
Total senior debt	30,700,000	30,700,000	37.6%
Equity	46,074,339	50,844,212	62.4%
Total investments	$76,774,339	$81,544,212	100.0%

As of September 30, 2018, the weighted average yield on our debt portfolio was 16.0%.

Lawn Doctor

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has repeatedly received recognition as a leading franchisor of lawn care services by industry associations and trade magazines, and has a customer retention rate of more than 80% over the past three years. This reflects the high level of quality and customer service that Lawn Doctor has been able to sustain over the years. Lawn Doctor’s efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand.

Polyform

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform’s strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States. Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. Products are shipped directly to 48 countries worldwide.

See “Notes to Condensed Consolidated Financial Statements” Note 3. “Investments” included in this supplement for additional information related to our investments.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our initial businesses. We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our initial businesses. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future our initial businesses may incur expenses that are the same as or similar to some of the adjustments in this presentation. This presentation of Adjusted EBITDA should not be construed as an inference that the future results of our initial businesses will be unaffected by unusual or non-recurring items.

We present Adjusted EBITDA because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our initial businesses; and (vi) other companies in similar industries as our initial businesses may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA only supplementally.

Summarized Net Income to Adjusted EBITDA Reconciliations (Unaudited)

Lawn Doctor

	Three Months Ended September 30, 2018	Period February 7, 2018 (1) through September 30, 2018
Net (Loss) Income Attributable to Common Shareholders (GAAP)	$(258,801)	$334,136
Interest and Debt Related Expenses	1,122,675	2,838,859
Depreciation and Amortization	770,623	1,590,799
Income Tax Benefit	(122,186)	(75,919)
Transaction Costs	—	377,220
Adjusted EBITDA (non-GAAP)	$1,512,311	$5,065,095

Polyform

	Three Months Ended September 30, 2018	Period February 7, 2018 (1) through September 30, 2018
Net Loss (GAAP)	$(224,295)	$(906,371)
Interest and Debt Related Expenses	736,148	1,893,241
Depreciation and Amortization	509,716	1,494,467
Income Tax Benefit	(90,000)	(236,000)
Transaction Costs	—	353,910
Adjusted EBITDA (non-GAAP)	$931,569	$2,599,247

(1)        February 7, 2018 is the date we acquired the portfolio companies.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control.

We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our corporate overhead and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

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first, to meet management fees and corporate overhead expenses of the company; and

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second, to fund business operations and distributions by the company to shareholders.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Results of Operations

From the time of our formation on August 9, 2016 through February 6, 2018, we had not commenced operations. Operations commenced on February 7, 2018, when aggregate subscription proceeds in excess of the minimum offering amount of $80 million were received in the Private Placement. We acquired our initial businesses on February 7, 2018 using a substantial portion of the net proceeds from the Private Placement. See “Our Common Shares Offering” and “Portfolio and Investment Activity” above for additional information.

As of September 30, 2018, the fair value of our investment portfolio totaled approximately $81.5 million. Our investments at September 30, 2018 consisted of two debt investments and two equity investments. See section entitled “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our investments, and for information regarding investment activities during the three months ended September 30, 2018 and during the period from February 7, 2018 (commencement of operations) through September 30, 2018.

The following is a summary of our operating results for the three months ended September 30, 2018 and for the period from February 7, 2018 (commencement of operations) through September 30, 2018:

	Three Months Ended September 30, 2018	For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Total investment income	$1,951,024	$4,703,226
Net expenses	929,333	2,374,222
Net investment income	1,021,691	2,329,004
Net change in unrealized appreciation	3,317,000	4,769,873
Net increase in net assets resulting from operations	$4,338,691	$7,098,877

Investment Income

Investment income consisted of the following for the three months ended September 30, 2018 and for the period from February 7, 2018 (commencement of operations) through September 30, 2018:

	Three Months Ended September 30, 2018	For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Interest income	$1,292,957	$3,284,236
Dividend income	658,067	1,418,990
Total investment income	$1,951,024	$4,703,226

As of September 30, 2018, our weighted average annual yield on our accruing debt investments was 16.0% based on amortized cost, as defined above in “Portfolio and Investment Activity.” As of September 30, 2018, all of our debt investments had fixed rate interest. Interest income for the three months ended September 30, 2018 and for the period February 7, 2018 (commencement of operations) through September 30, 2018 was approximately $1.3 million and $3.3 million, respectively.

During the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018, we received dividend income of approximately $0.7 million and $1.4 million, respectively, from our equity investments.

We believe that our interest income, dividend income and total investment income is not representative of either our stabilized performance or our future performance.

Operating Expenses

Our operating expenses for the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018 were as follows:

	Three Months Ended September 30, 2018	For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Organization and offering expenses	$210,288	$749,082
Base management fees	211,025	494,561
Total return incentive fees	453,874	762,609
Professional services	139,828	373,238
Director fees and expenses	51,130	133,410
General and administrative expenses	16,909	109,522
Custodian and accounting fees	32,097	96,530
Insurance expenses	46,966	75,043
Annual distribution and shareholder servicing fees	1,781	1,833
Other	—	317
Total operating expenses	1,163,898	2,796,145
Expense support	(234,565)	(421,923)
Net expenses	$929,333	$2,374,222

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include general and administrative, custodian and accounting fees, professional services, base management fees, total return incentive fees, and annual distribution and shareholder servicing fees. We expect these variable operating expenses to increase either in connection with the growth in the asset base (base management fees and total return incentive fees), the number of shareholders and open accounts (transfer agency services and shareholder services, distribution and shareholder servicing fees) and the complexity of our investment processes and capital structure (professional services).

Organization and Offering Expenses

Organization expenses are expensed on our statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to our Offerings, are capitalized on our statements of assets and liabilities as deferred offering expenses and expensed to our statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager. We incurred organization and offering expenses of approximately $0.2 million and $0.7 million during the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018, respectively.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. We incurred base management fees of approximately $0.2 million and $0.5 million during the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018, respectively.

Total Return Incentive Fee

The Manager and Sub-Manager are also eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We will accrue (but not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and will perform a final reconciliation at completion of each calendar year and the total return incentive fee shall be due and payable to the Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement. We incurred total return incentive fees of approximately $0.5 million and $0.8 million during three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) to September 30, 2018, respectively.

Annual Distribution and Shareholder Servicing Fee

The Managing Dealer is eligible to receive an annual distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share. We incurred annual distribution and shareholder servicing fees of $1,781 and $1,833 during three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) to September 30, 2018, respectively.

Expense Support and Conditional Reimbursement Agreement

Expense support from the Manager and Sub-Manager of $0.2 million and $0.4 million during the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018, respectively, partially offset operating expenses. Expense support of $0.4 million was due from the Manager and Sub-Manager as of September 30, 2018. The actual amount of expense support will be determined as of the last business day of each calendar year and will be paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described below.

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds. The Expense Support amount will be borne equally by the Manager and the Sub-Manager and will be calculated as of the last business day of the calendar year. Beginning on February 7, 2018 and continuing until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, there are Excess Operating Funds, we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Net Change in Unrealized Appreciation

During the three months ended September 30, 2018 and the period February 7, 2018 (commencement of operations) through September 30, 2018, net unrealized appreciation on investments consisted of the following:

	Three Months Ended September 30, 2018	For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Unrealized appreciation	$3,317,000	$4,769,873
Unrealized depreciation	—	—
Total net unrealized appreciation	$3,317,000	$4,769,873

Of the unrealized appreciation of approximately $4.8 million as of September 30, 2018, approximately $4.6 million pertains to our investment in the equity of Lawn Doctor.  Such unrealized appreciation is based on the current fair value of such investment as determined by our board of directors based on inputs from our Sub-Manager and our independent valuation firm and consistent with our valuation policy, which taking into consideration, among other factors, Lawn Doctor’s strong performance in comparison to budgeted results for the year, future growth prospects of Lawn Doctor, and the valuations of publicly traded comparable companies as determined by our independent valuation firm. Additionally, approximately $0.2 million pertains to our investment in the equity of Polyform, the fair value of which was also determined by our board of directors consistent with our valuation policy taking into consideration, among other factors, the financial performance of Polyform in the absolute as well as compared to budgeted results, future growth prospects of Polyform, and the valuations of publicly traded comparable companies as determined by our independent valuation firm.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described under “Risk Factors” of our Prospectus.

Net Assets

Net assets increased approximately $92.7 million during the period from February 7, 2018 (commencement of operations) through September 30, 2018. The most significant increase in net assets during such period was attributable to capital transactions of approximately $88.0 million, including the issuance of Class FA shares resulting in net proceeds of approximately $81.5 million. Additionally, during such period, our operations resulted in an increase in net assets of approximately $7.1 million. These increases in net assets were partially offset by distributions to shareholders of approximately $2.4 million during such period.

Our shares are illiquid investments for which there currently is no secondary market. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our net asset value and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make distributions to our shareholders and fund our operations. Our primary sources of cash will generally consist of:

•         the net proceeds of the Public Offering;

•         distributions and interest earned from our assets; and

•         proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In determining whether to borrow money, we seek to optimize maturity, covenant packages and rate structures. Most importantly, the risks of borrowing within the context of our business outlook and the impact on our businesses are extensively analyzed by the Manager and our board of directors in making this determination.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty. As of September 30, 2018 and December 31, 2017, we had approximately $12.4 million and $0.2 million of cash and cash equivalents, respectively.

We raised approximately $88.0 million in net proceeds during the period February 7, 2018 (commencement of operations) through September 30, 2018 under our Offerings, which included a $2.4 million non-cash contribution by our Sub-Manager, as described above under “Our Common Shares Offering” and approximately $0.04 million raised through our distribution reinvestment plan. As of September 30, 2018 we had approximately 946 million common shares available for sale through our Public Offering.

During the period February 7, 2018 (commencement of operations) through September 30, 2018, we generated cash flows primarily from interest earned on our debt investments and distributions from our equity investments. We used approximately $74.4 million of the cash proceeds from our Private Placement to purchase our initial businesses. We also declared 30 weekly distributions starting March 7, 2018 through and including September 28, 2018, totaling approximately $2.4 million, of which approximately $2.0 million was paid to shareholders and $0.04 million were reinvested during the period February 7, 2018 (commencement of operations) through September 30, 2018, and approximately $0.3 million was paid and $0.01 million was reinvested in October 2018. See “Distributions” below for information regarding our distribution policy.

Hedging Activities

In an effort to stabilize our revenue and input costs where applicable, we may enter into derivatives or other financial instruments in an attempt to hedge our commodity risk. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Distributions

Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to declare cash distributions to shareholders based on weekly record dates and we intend to pay such distributions on a monthly basis. Shareholders may elect to reinvest their distributions as additional common shares under our distribution reinvestment plan. Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares. The following table reflects, by share class, the cash distributions per share and the total amount of distributions that we have declared on our common shares during the period February 7, 2018 (commencement of operations) through September 30, 2018:

Distribution Period(1)	Cash Distributions Declared(2)	Distributions Reinvested	Cash Distributions Net of Distributions Reinvested
First Quarter 2018 (4 record dates)	$302,841	$2,299	$300,542
Second Quarter 2018 (13 record dates)	1,026,590	19,766	1,006,824
Third Quarter 2018 (13 record dates)(3)	1,059,027	35,556	1,023,471
	$2,388,458	$57,621	$2,330,837

(1)

Declared distributions per share for each share class were:

Record Date Period	Class FA	Class A	Class T	Class D	Class I
March 7, 2018	$0.020604	$0.020604	$0.016484	$0.018544	$0.020604
March 13, 2018 - September 28, 2018	0.024038	0.024038	0.019231	0.021635	0.024038

(2)

For the period from February 7, 2018 through September 30, 2018, 100% of total distributions declared to shareholders were funded with cash provided by operating activities.

(3)

Distributions declared for the four record dates in September 2018 were paid in October 2018.

In September and October 2018, our board of directors also declared cash distributions on the outstanding shares of all classes of common shares based on weekly record dates for the time period beginning October 2, 2018 through and including November 30, 2018, of $0.024038 per share for Class FA shares, $0.024038 per share for Class A shares, $0.019231 per share for Class T shares, $0.021635 per share for Class D shares and $0.024038 per share for Class I shares.

We calculate each shareholder’s specific distribution amount for the period using record and declaration dates. Distributions are made on all classes of our shares at the same time. Amounts distributed are allocated among each class in proportion to the number of shares of each class outstanding. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. The per share amount of distributions on Class A, Class T, Class D and Class I shares will differ because of different allocations of certain class-specific expenses. Specifically, distributions on Class T shares and Class D shares will be lower than distributions on Class A, Class FA and Class I shares because the company is required to pay ongoing annual distribution and shareholder servicing fees with respect to the Class T shares and Class D shares sold in the primary offering. Additionally, distributions on the non-founder shares may be lower than distributions on Class FA shares because we are required to pay higher management and incentive fees to the Manager and the Sub-Manager with respect to the non-founder shares. There is no assurance that we will pay distributions in any particular amount, if at all. See “Notes to Condensed Consolidated Financial Statements” Note 6. “Distributions” included in this supplement for additional disclosures regarding distributions.

We do not expect to use equity capital or borrowed funds to pay distributions to shareholders. See “Notes to Condensed Consolidated Financial Statements” Note 6. “Distributions” included in this supplement for a discussion of the sources of funds used to pay distributions on a GAAP basis for the periods presented.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in our Public Offering will have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oregon, and Washington. Shareholders who are residents of Opt-in States, holders of Class FA shares and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares will be reinvested in additional shares of Class A shares. The following discussion summarizes the principal terms of this plan.

The purchase price for shares purchased under our distribution reinvestment plan will be equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the annual distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we will retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under our share repurchase program.

We will not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the annual distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in this offering will be allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

During the period from February 7, 2018 (commencement of operations) through September 30, 2018, the Company declared cash distributions of approximately $2.4 million, of which approximately $2.0 million was paid to shareholders and $0.04 million were reinvested during the period February 7, 2018 (commencement of operations) through September 30, 2018, and approximately $0.3 million was paid to shareholders and $0.01 million was reinvested in October 2018. See “Notes to Condensed Consolidated Financial Statements” Note 6. “Distributions” included in this supplement for additional information.

Contractual Obligations

We have entered into the Management Agreement with the Manager and the Sub-Management Agreement with the Manager and the Sub-Manager pursuant to which the Manager and the Sub-Manager are entitled to receive a base management fee and the reimbursement of certain expenses. Certain incentive fees based on our performance are payable to the Manager and the Sub-Manager after our performance thresholds are met. Each of the Manager and the Sub-Manager is entitled to 50% of the base management fee and incentive fees, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement. We have also entered into the Administrative Services Agreement with the Administrator and the Sub-Administration Agreement with the Administrator and the Sub-Administrator pursuant to which the Administrator and the Sub-Administrator will provide us with administrative services and are entitled to reimbursement of expenses for such services. For a discussion of the compensation we pay in connection with the management of our business, see “Notes to Condensed Consolidated Financial Statements” Note 5. “Related Party Transactions” included in this supplement.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Inflation

We do not anticipate that inflation will have a significant effect on our results of operations. However, in the event of a significant increase in inflation, interest rates could rise and our assets may be materially adversely affected.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

Our most critical accounting policies will involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements are based are reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates will be expanded over time as we continue to implement our business and operating strategy. Our significant accounting policies are described in “Notes to Condensed Consolidated Financial Statements” Note 2. “Significant Accounting Policies” included in this supplement. Those material accounting policies and estimates that we initially expect to be most critical to an investor’s understanding of our financial results and condition, as well as those that require complex judgment decisions by our management, are discussed below.

Basis of Presentation

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties.

Although we are organized and intend to conduct our business in a manner so that we are not required to register as an investment company under the Investment Company Act, our financial statements are prepared using the specialized accounting principles of ASC Topic 946 to utilize investment company accounting. We obtain funds through the issuance of equity interests to multiple unrelated investors, and provide such investors with investment management services. Further, our business strategy is to acquire interests in middle-market businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, we believe that the use of investment company accounting on a fair value basis is consistent with the management of our assets on a fair value basis, and make our financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in us as compared to other investment products in the marketplace.

Valuation of Investments

We have adopted, and our valuation policy is performed in accordance with, ASC Topic 820, as described in “Notes to Condensed Consolidated Financial Statements” Note 2. “Significant Accounting Policies” included in this supplement. As of September 30, 2018, all of our investments were categorized as Level 3. Our investments are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market comparables approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors we may take into account to determine the fair value of our investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

Our board of directors is ultimately responsible for determining in good faith the fair value of our investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, our audit committee, and the independent third-party valuation firm. The determination of the fair value of our assets requires judgment, especially with respect to assets for which market prices are not available. For most of our assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of our net asset value is based, in part, on the fair value of our assets, our calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that we ultimately realize upon the disposal of such assets. Furthermore, through the valuation process, our board of directors may determine that the fair value of our assets differs materially from the values that were provided by the independent valuation firm.

U.S. Federal Income Taxes

We believe that we are properly characterized as a partnership for U.S. Federal income tax purposes and expect to continue to qualify as a partnership (and not be treated as a publicly traded partnership or otherwise be treated as a taxable corporation) for such purposes. As a partnership, we are generally not subject to U.S Federal income tax at the entity level.

Impact of Recent Accounting Pronouncements

See “Notes to Condensed Consolidated Financial Statements” Note 2. “Significant Accounting Policies” included in this supplement for a summary of the impact of any recent accounting pronouncements.

Security Ownership

The following disclosure supersedes and replaces the fifth footnote to the security ownership table under the section “Security Ownership,” which appears on page 129 of the Prospectus.

(5)

Represents 100,000 shares held of record by the Leichtman-Levine Living Trust, an affiliate of the Sub-Manager, of which Mr. Levine is an indirect beneficial owner.

Financial Statements

The Prospectus is hereby supplemented with the following financial information, which is excerpted from Part I—Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2018.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Statements of Assets and Liabilities as of September 30, 2018 (unaudited) and December 31, 2017	F-2

Condensed Consolidated Statement of Operations for the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018 (unaudited)	F-3

Condensed Consolidated Statement of Changes in Net Assets for the period from February 7, 2018 (commencement of operations) through September 30, 2018 (unaudited)	F-4

Condensed Consolidated Statement of Cash Flows for the period from February 7, 2018 (commencement of operations) through September 30, 2018 (unaudited)	F-5

Condensed Consolidated Schedule of Investments as of September 30, 2018 (unaudited)	F-6

Notes to Condensed Consolidated Financial Statements	F-7

CNL Strategic Capital, LLC

Condensed Consolidated Statements of Assets and Liabilities

	September 30, 2018 (unaudited)	December 31, 2017
Assets
Investments at fair value (amortized cost of $76,774,339 and $— as of September 30, 2018 and December 31, 2017, respectively)	$81,544,212	$—
Cash and cash equivalents	12,379,168	199,683
Deferred offering expenses	58,309	317
Prepaid expenses and other assets	111,798	—
Total assets	94,093,487	200,000
Liabilities
Net due to related parties (Note 5)	$487,514	$—
Distributions payable	333,772	—
Accounts payable and other accrued expenses	324,098	—
Accrued directors’ fees	10,944	—
Total liabilities	1,156,328	—
Commitments and contingencies (Note 8)
Members’ Equity (Net Assets)
Preferred shares, $0.001 par value 50,000,000 shares authorized and unissued	$—	$—
Common shares, $0.001 par value 3,400,000 Class FA shares authorized; 3,266,260 and 8,000 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	3,266	8
Common shares, $0.001 par value 94,660,000 Class A shares authorized; 12,856 shares issued and outstanding as of September 30, 2018	13	—
Common shares, $0.001 par value 662,620,000 Class T shares authorized; 20,033 shares issued and outstanding as of September 30, 2018	20	—
Common shares, $0.001 par value 94,660,000 Class D shares authorized; 81,346 shares issued and outstanding as of September 30, 2018	81	—
Common shares, $0.001 par value 94,660,000 Class I shares authorized; 140,242 shares issued and outstanding as of September 30, 2018	140	—
Capital in excess of par value	88,223,220	199,992
Distributable earnings	4,710,419	—
Total Members’ Equity	$92,937,159	$200,000

Net assets, Class FA shares	$86,246,002	$200,000
Net assets, Class A shares	337,819	—
Net assets, Class T shares	528,019	—
Net assets, Class D shares	2,131,602	—
Net assets, Class I shares	3,693,717	—
Total Members’ Equity	$92,937,159	$200,000

See notes to condensed consolidated financial statements.

CNL Strategic Capital, LLC

Condensed Consolidated Statements of Operations

(unaudited)

	Three Months Ended September 30, 2018	For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Investment Income
Interest income	$1,292,957	$3,284,236
Dividend income	658,067	1,418,990
Total investment income	1,951,024	4,703,226
Operating Expenses
Organization and offering expenses	210,288	749,082
Base management fees	211,025	494,561
Total return incentive fees	453,874	762,609
Professional services	139,828	373,238
Director fees and expenses	51,130	133,410
General and administrative expenses	16,909	109,522
Custodian and accounting fees	32,097	96,530
Insurance expenses	46,966	75,043
Annual distribution and shareholder servicing fees	1,781	1,833
Other	—	317
Total operating expenses	1,163,898	2,796,145
Expense support	(234,565)	(421,923)
Net expenses	929,333	2,374,222
Net investment income	1,021,691	2,329,004
Net change in unrealized appreciation on investments	3,317,000	4,769,873
Net increase in net assets resulting from operations	$4,338,691	$7,098,877

Common stock per share information–basic and diluted:
Net investment income	$0.30	$0.70
Net increase in net assets resulting from operations	$1.28	$2.14
Weighted average number of common shares outstanding	3,386,842	3,320,882

See notes to condensed consolidated financial statements.

CNL Strategic Capital, LLC

Condensed Consolidated Statement of Changes in Net Assets

(unaudited)

For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Operations:
Net investment income	$2,329,004
Net change in unrealized appreciation on investments	4,769,873
Net increase in net assets resulting from operations	7,098,877
Distributions to shareholders:
Class FA	(2,344,214)
Class A	(1,351)
Class T	(2,601)
Class D	(11,133)
Class I	(29,159)
Net decrease in net assets resulting from distributions to shareholders	(2,388,458)
Capital share transactions:
Issuance of shares of common stock through Private Placement and Public Offering	87,982,987
Issuance of shares of common stock through distribution reinvestment plan	43,753
Net increase in net assets resulting from capital share transactions	88,026,740
Total increase in net assets	92,737,159
Net assets at beginning of period	200,000
Net assets at end of period	$92,937,159

See notes to condensed consolidated financial statements.

CNL Strategic Capital, LLC

Condensed Consolidated Statement of Cash Flows

(unaudited)

For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Operating Activities:
Net increase in net assets resulting from operations	$7,098,877
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of investments, net	(74,374,339)
Net change in unrealized appreciation on investments	(4,769,873)
Amortization of deferred offering expenses	624,972
Increase in due to related parties	487,514
Increase in accrued directors’ fees	10,944
Increase in accounts payable and other accrued expenses	324,098
Increase in deferred offering expenses	(682,964)
Increase in prepaid expenses and other assets	(111,798)
Net cash used in operating activities	(71,392,569)
Financing Activities:
Proceeds from issuance of common shares	85,582,987
Distributions paid, net of distributions reinvested	(2,010,933)
Net cash provided by financing activities	83,572,054
Net increase in cash and cash equivalents	12,179,485
Cash and cash equivalents, beginning of period	199,683
Cash and cash equivalents, end of period	$12,379,168
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$43,753
Amounts incurred but not paid (including amounts due to related parties):
Distributions payable	$333,772
Offering costs	$20,618
Non-cash contribution from Sub-Manager	$2,400,000
Non-cash purchase of investments	$(2,400,000)

As described further in Note 3. “Investments” and Note 5. “Related Party Transactions” to the condensed consolidated financial statements, the approximate $77 million purchase price to acquire the investments in the portfolio companies was partially funded using the $2.4 million non-cash contribution from the Sub-Manager.

See notes to condensed consolidated financial statements.

CNL Strategic Capital, LLC

Condensed Consolidated Schedule of Investments

As of September 30, 2018

(unaudited)

Company (1)	Industry	Interest Rate	Maturity Date	No. Shares/ Principal Amount	Cost	Fair Value
Senior Secured Loan – First Lien–16.9%
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	$15,700,000	$15,700,000	$15,700,000
Senior Secured Loan – Second Lien–16.1%
Lawn Doctor	Commercial and Professional Services	16.0%	8/7/2023	15,000,000	15,000,000	15,000,000
Total Senior Secured Loans					$30,700,000	$30,700,000

Equity–54.7%
Polyform Products, Co.	Hobby Goods and Supplies			10,820	$15,598,788	$15,756,212
Lawn Doctor	Commercial and Professional Services			7,746	30,475,551	35,088,000
Total Equity					$46,074,339	$50,844,212

TOTAL INVESTMENTS–87.7%					$76,774,339	$81,544,212
OTHER ASSETS IN EXCESS OF LIABILITIES–12.3%						11,392,947
NET ASSETS–100.0%						$92,937,159

(1)

Security may be an obligation of one or more entities affiliated with the named company.

See notes to condensed consolidated financial statements.

CNL Strategic Capital, LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Principal Business and Organization

CNL Strategic Capital, LLC (the “Company”) is a limited liability company that primarily seeks to acquire and grow durable, middle-market businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the “Manager”), an entity that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. The Company has engaged the Manager under a management agreement (the “Management Agreement”) pursuant to which the Manager is responsible for the overall management of the Company’s activities. The Manager has engaged Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”), a registered investment advisor, under a sub-management agreement (the “Sub-Management Agreement”) pursuant to which the Sub-Manager is responsible for the day-to-day management of the Company’s assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, Inc.

The Company targets, for acquisition, businesses that are highly cash flow generative with annual revenues of primarily between $25 million and $500 million. The Company’s business strategy is to acquire controlling equity stakes in combination with loan positions in middle-market businesses. The Company’s business strategy seeks to provide long-term capital appreciation and current income, while protecting invested capital. In addition, and to a lesser extent, the Company intends to acquire other debt and minority equity positions, which may include acquiring debt in the secondary market as well as minority equity stakes and loan positions via co-investments with other funds managed by affiliates of the Sub-Manager. The Company expects that these positions will comprise a minority of its total assets.

The Company was formed as a Delaware limited liability company on August 9, 2016 and intends to operate its business in a manner that will permit it to avoid registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company commenced operations on February 7, 2018, as described below. The Company offered through a private placement (the “Private Placement”) up to $85 million of Class FA limited liability company interests (the “Class FA” shares, or the “founder shares”) and up to $115 million of Class A limited liability company interests (the “Class A” shares) (one of the classes of shares that constitute non-founder shares). On February 7, 2018, the Company met the minimum offering requirement of $80 million in Class FA shares under the Private Placement, at which point the Company commenced operations, and it issued approximately 3.3 million Class FA shares at $25.00 per Class FA share resulting in gross proceeds of approximately $81.7 million. No Class A shares were sold or issued under the Private Placement.

In October 2016, the Company confidentially submitted a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offering of shares of its limited liability company interests (the “Public Offering” and together with the Private Placement, the “Offerings”). The Registration Statement for the Public Offering was declared effective by the SEC on March 7, 2018. Through its Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the “non-founder shares” and together with the Founder Shares, the “Shares”). See Note 7. “Capital Transactions” for additional information related to the Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification” or “ASC”), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties.

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946 to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company’s business strategy is to acquire interests in middle-market businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company’s financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946, “Financial Services—Investment Companies” (“ASC Topic 946”) the Company is precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its condensed consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash consists of demand deposits at commercial banks.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statement in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820 clarifies that the fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager’s or the Sub-Manager’s own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset.

The Company’s board of directors is responsible for determining in good faith the fair value of the Company’s investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company’s assets requires judgment, especially with respect to assets for which market prices are not available. For most of the Company’s assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company’s net asset value is based, in part, on the fair value of its assets, the Company’s calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company’s board of directors may determine that the fair value of the Company’s assets differs materially from the values that were provided by the independent valuation firm.

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the adjusted cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Recognition

Interest Income – Interest income is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management’s judgment, are likely to remain current. To date, the Company has not experienced any past due payments on any of its loans.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there is sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment. To date, all distributions have been classified as dividend income.

Paid in Capital – The Company records the proceeds from the sale of its common shares on a net basis to (i) capital stock and (ii) paid in capital in excess of par value, excluding upfront selling commissions and dealer manager fees.

Organization and Offering Expenses

Organization expenses are expensed on the Company’s statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Offerings, are capitalized on the Company’s statements of assets and liabilities as deferred offering expenses and expensed to the Company’s statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Annual Distribution and Shareholder Servicing Fees

Under the Public Offering, the Company pays annual distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. “Related Party Transactions.” The Company records the annual distribution and shareholder servicing fees, which accrue daily, in its statements of operations as they are incurred.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, organization and offering expenses, annual distribution and shareholder servicing fees, expense support and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such fees are attributable to the particular share classes, as determined by the Company’s board of directors, the Company’s governing agreements and, in certain cases, expenses which are specifically identifiable to a specific share class.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Earnings per Share

Earnings per share and net investment income per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

In March 2018, the Company’s board of directors began to declare cash distributions to shareholders based on weekly record dates and such distributions are expected to be paid on a monthly basis. Distributions are made on all classes of the Company’s shares at the same time.

U.S. Federal Income Taxes

The Company expects that it will operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the “qualifying income exception”).

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement,” which eliminates certain disclosures, including the amounts of and reasons for transfers between Level 1 and Level 2, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 modifies certain disclosure requirements and clarifies that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted. The Company has not adopted this ASU; however its adoption is not expected to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Investments

In October 2017, the Company entered into a merger agreement with LD Merger Sub, Inc., a wholly owned subsidiary of the Company, and LD Parent, Inc., the parent company of Lawn Doctor, Inc., (“Lawn Doctor”). The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the amended merger agreement and an exchange agreement between the Company and the Leichtman-Levine Living Trust, an affiliate of the Sub-Manager (the “Exchange Agreement”), the Company acquired an approximately 63.9% equity interest in Lawn Doctor from an affiliate of the Sub-Manager, through an investment consisting of common equity and a debt investment in the form of a secured second lien loan to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the Exchange Agreement and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, the Company owns approximately 62.9% of the outstanding equity in Lawn Doctor. As of September 30, 2018, the cost basis of the Company’s investments in Lawn Doctor was approximately $30.5 million of common equity and $15.0 million of a debt investment.

In October 2017, the Company entered into a merger agreement with PFHI Merger Sub, Inc., a wholly owned subsidiary of the Company, and Polyform Holdings, Inc. (“Polyform”). The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, the Company acquired an approximately 87.1% equity interest in Polyform from an affiliate of the Sub-Manager, through an investment consisting of common equity and a debt investment in the form of a first lien secured term loan to Polyform. As of September 30, 2018, the cost basis of the Company’s investments in Polyform, after purchase price adjustments, was approximately $15.6 million of common equity and $15.7 million of a debt investment.

The debt investments in the form of a secured second lien loan to Lawn Doctor and in the form of a secured first lien loan to Polyform, as described above, accrue interest at a per annum rate of 16%. Each loan will mature in August 2023. The note purchase agreements contain customary covenants and events of default.

As of September 30, 2018, the Company’s investment portfolio is summarized as follows:

	As of September 30, 2018
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior debt
Senior secured debt - first lien	$15,700,000	$15,700,000	19.3%	16.9%
Senior secured debt - second lien	15,000,000	15,000,000	18.3	16.1
Total senior debt	30,700,000	30,700,000	37.6	33.0
Equity	46,074,339	50,844,212	62.4	54.7
Total investments	$76,774,339	$81,544,212	100.0%	87.7%

As of September 30, 2018, none of the Company’s debt investments were on non-accrual status.

The industry and geographic dispersion of the Company’s investment portfolio as a percentage of total fair value of the Company’s investments as of September 30, 2018 were as follows:

Industry	As of September 30, 2018
Hobby Goods and Supplies	38.6%
Commercial and Professional Services	61.4%
Total	100.0%

Geographic Dispersion(1)	As of September 30, 2018
United States	100.0%
Total	100.0%

(1)

The geographic dispersion is determined by the portfolio company’s country of domicile or the jurisdiction of the security’s issuer.

All investment positions held at September 30, 2018 were denominated in U.S. dollars.

Summarized Operating Data

The following tables present unaudited summarized operating data for Lawn Doctor and Polyform (the “initial businesses”) for the three months ended September 30, 2018 and for the period from February 7, 2018 (the date the Company acquired the initial businesses) to September 30, 2018, and unaudited summarized balance sheet data as of September 30, 2018:

Lawn Doctor

Summarized Operating Data (Unaudited)

	Three Months Ended September 30, 2018	Period February 7, 2018 (1) through September 30, 2018
Revenues	$3,533,131	$11,672,567
Expenses	(3,938,707)	(11,461,377)
Income before taxes	(405,576)	211,190
Income tax benefit	122,186	75,919
Net (loss) income including non-controlling interest	(283,390)	287,109
Loss attributable to non-controlling interest	24,589	47,027
Net (loss) income attributable to common shareholders	$(258,801)	$334,136

Summarized Balance Sheet Data (Unaudited)

As of September 30, 2018
Current assets	$5,656,847
Non-current assets	$90,998,574
Current liabilities	$3,290,317
Non-current liabilities	$50,371,401
Non-controlling interest	$(17,027)
Stockholders’ equity	$43,010,730

Polyform

Summarized Operating Data (Unaudited)

	Three Months Ended September 30, 2018	Period February 7, 2018 (1) through September 30, 2018
Revenues	$3,442,541	$9,924,989
Expenses	(3,756,836)	(11,067,360)
Net loss before taxes	(314,295)	(1,142,371)
Income tax benefit	90,000	236,000
Net loss	$(224,295)	$(906,371)

Summarized Balance Sheet Data (Unaudited)

As of September 30, 2018
Current assets	$5,705,532
Non-current assets	$30,327,493
Current liabilities	$1,181,726
Non-current liabilities	$18,453,624
Stockholders’ equity	$16,397,675

 (1)

February 7, 2018 is the date the Company acquired the portfolio companies.

4. Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies”, as follows as of September 30, 2018:

	As of September 30, 2018
Description	Level 1	Level 2	Level 3	Total
Senior debt	$—	$—	$30,700,000	$30,700,000
Equity	—	—	50,844,212	50,844,212
Total investments	$—	$—	$81,544,212	$81,544,212

There were no transfers between Level 1, Level 2 or Level 3 during the period from February 7, 2018 (commencement of operations) through September 30, 2018.

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of September 30, 2018 were as follows:

September 30, 2018
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input (2)
Senior Debt	30,700,000	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	10.5% - 13.5% (11.4%) 7.3x – 11.6x (10.3x) 8.0x – 12.0x (10.8x)	Decrease Increase Increase
Equity	50,844,212	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	10.5% - 13.5% (11.4%) 7.3x – 11.6x (10.3x) 8.0x – 12.0x (10.8x)	Decrease Increase Increase
Total	$81,544,212

(1)

Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Weighted average amounts are based on the estimated fair values.

(2)

This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding table represents the significant unobservable inputs as they relate to the Company’s determination of fair values for its investments categorized within Level 3 as of September 30, 2018. In addition to the techniques and inputs noted in the table above, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market comparables approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following tables provide reconciliations of investments for which Level 3 inputs were used in determining fair value for the three months ended September 30, 2018 and for the period from February 7, 2018 (commencement of operations) through September 30, 2018:

	Three Months Ended September 30, 2018
	Senior Debt	Equity	Total
Fair value balance as of July 1, 2018	$30,700,000	$47,527,212	$78,227,212
Additions	—	—	—
Net change in unrealized appreciation (1)	—	3,317,000	3,317,000
Fair value balance as of September 30, 2018	$30,700,000	$50,844,212	$81,544,212
Change in net unrealized appreciation in investments held as of September 30, 2018 (1)	$—	$3,317,000	$3,317,000

	Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
	Senior Debt	Equity	Total
Fair value balance as of February 7, 2018	$—	$—	$—
Additions	30,700,000	46,074,339	76,774,339
Net change in unrealized appreciation (1)	—	4,769,873	4,769,873
Fair value balance as of September 30, 2018	$30,700,000	$50,844,212	$81,544,212
Change in net unrealized appreciation in investments held as of September 30, 2018 (1)	$—	$4,769,873	$4,769,873

(1)        Included in net change in unrealized appreciation on investments in the consolidated statements of operations.

All realized and unrealized gains and losses are included in earnings and are reported as separate line items within the Company’s statements of operations.

5. Related Party Transactions

As of December 31, 2017, the Company had issued 4,000 shares of the Company’s Class FA shares, to each of the Manager and Sub-Manager, for an aggregate purchase price of $0.2 million (total of 8,000 Class FA shares). No selling commissions or placement agent fees were paid in connection with the issuances.

On February 7, 2018, the Company commenced operations when it met the minimum offering requirement of $80.0 million in Class FA shares under its Private Placement. The $81.7 million in gross proceeds included a cash capital contribution of $2.4 million from the Manager in exchange for 96,000 Class FA shares and a cash capital contribution of $9.5 million from CNL Strategic Capital Investment, LLC, which is indirectly controlled by James M. Seneff, Jr., the chairman of the Company, in exchange for 380,000 Class FA shares. The $81.7 million also included 96,000 Class FA shares received in exchange for $2.4 million of non-cash consideration in the form of equity interests in Lawn Doctor received from an affiliate of the Sub-Manager pursuant to the Exchange Agreement. The $81.7 million in gross proceeds also included a cash capital contribution of approximately $0.4 million in exchange for 15,000 Class FA shares, from other individuals affiliated with the Manager.

Individuals and entities affiliated with the Manager and Sub-Manager received distributions from the Company of approximately $0.2 million and $0.4 million during the three months ended September 30, 2018 and during the period from February 7, 2018 (commencement of operations) to September 30, 2018, respectively.

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, will receive fees and compensation in connection with the Private Placement and Public Offering as well as the acquisition, management and sale of the assets of the Company, as follows:

Placement Agent/Dealer Manager

Commissions — Under the Private Placement, there was no selling commission for the sale of Class FA shares. Under the Public Offering, the Company will pay CNL Securities Corp. (the “Managing Dealer” in connection with the Public Offering and the “Placement Agent” in connection with the Private Placement), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Placement Agent/Dealer Manager Fee — Under the Private Placement, there was no placement agent fee for the sale of Class FA shares. Under the Public Offering, the Company will pay the Managing Dealer a dealer manager fee of 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.

Annual Distribution and Shareholder Servicing Fee — Under the Public Offering, beginning in May 2018, the Company began paying the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares (excluding Class T Shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The annual distribution and shareholder servicing fee will accrue daily and be paid monthly in arrears. The Managing Dealer may reallow all or a portion of the annual distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The annual distribution and shareholder servicing fees is an ongoing fee that will be allocated among all Class T and Class D shares, respectively, and will not be paid at the time of purchase.

Manager and/or Sub-Manager

Organization and Offering Costs — Under each of the Private Placement and Public Offering, the Company will reimburse the Manager and its Sub-Manager, along with their respective affiliates, for the organization and offering costs (other than selling commissions and placement agent fees) they have incurred on the Company’s behalf only to the extent that such expenses do not exceed (A) 1.0% of the cumulative gross proceeds from the Private Placement and (B) 1.5% of the cumulative gross proceeds from the Public Offering. As of September 30, 2018, the Company had incurred an obligation to reimburse the Manager and Sub-Manager for approximately $0.8 million in organization and offering costs based on actual amounts raised through its Offerings, of which $0.02 million was payable as of September 30, 2018. The Manager and the Sub-Manager have incurred additional organization and offering costs of approximately $3.7 million on behalf of the Company in connection with the Public Offering (exceeding the 1.5% limitation) as of September 30, 2018. These costs will be recognized by the Company in future periods as the Company receives future offering proceeds from its Public Offering to the extent such costs are within the 1.5% limitation.

Base Management Fee to Manager and Sub-Manager — The Company will pay each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The base management fee will be calculated for each share class at an annual rate of (i) for the non-founder shares of a particular class, 2% of the product of (x) the Company’s average gross assets and (y) the ratio of non-founder share Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the founder shares, 1% of the product of (x) the Company’s average gross assets and (y) the ratio of outstanding founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and will be payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company’s gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets will reflect changes in the fair market value of the Company’s assets, which will not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. Average Adjusted Capital of an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. “Adjusted Capital” is defined as cumulative proceeds generated from sales of our shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of sales load (upfront selling commissions and dealer manager fees), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, for such class. The Company incurred base management fees of approximately $0.2 million and $0.5 million during the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018, respectively, of which approximately $0.1 million was payable as of September 30, 2018.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company will also pay each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The total return incentive fee will be based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company will accrue (but not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and will perform a final reconciliation and make required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Total Return to Shareholders” for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms “Total Return to Non-founder Shareholders” and “Total Return to Founder Shareholders” means the Total Return to Shareholders specifically attributable to each particular share class of non-founder shares or founder shares, as applicable.

The total return incentive fee for each share class will be calculated as follows:

•

No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the “Annual Preferred Return”).

•

As it relates to the non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the “non-founder breakpoint,” in any calendar year, will be payable to the Manager (“Non-founder Catch Up”). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

•

As it relates to founder shares, all of the Total Return to Founder Shareholders, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager (“Founder Catch Up”). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders once the Total Return to Founder Shareholders exceeds 7.777% in any calendar year.

•

For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for founder shares, 10% of the Total Return to Founder Shareholders, in each case because the annual preferred and relevant catch ups will have been achieved.

•

For purposes of calculating the Total Return to Shareholders, the change in the Company’s net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company’s assets, provided such adjustment is approved by the Company’s board of directors. If, as of each calendar year end, the Company’s net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company’s net asset value for such share class in excess of the High Water Mark, and (B) if the Company’s net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company’s per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company’s per share net asset value will be included the calculation of Total Return to Shareholders for such share class. For the year ending December 31, 2018, the High Water Mark will be $24.75.

For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

The Company incurred total return incentive fees of approximately $0.5 million and $0.8 million during three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) to September 30, 2018, respectively, all of which was payable as of September 30, 2018. The total return incentive fee is payable annually in arrears subject to a final calculation at the completion of each calendar year.

Reimbursement to Manager and Sub-Manager for Operating Expenses — The Company will reimburse the Manager and the Sub-Manager and their respective affiliates for certain operating costs and expenses of third parties incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company’s activities, acquisitions, dispositions, financings and business, subject to the terms of the Company’s limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company will not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager (the “Expense Support and Conditional Reimbursement Agreement”), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company’s annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company’s distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the “Expense Support”). The Expense Support amount will be borne equally by the Manager and the Sub-Manager and will be calculated as of the last business day of the calendar year. Beginning on February 7, 2018 and continuing until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), the Company will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the “Conditional Reimbursements”) as described further in the Expense Support and Conditional Reimbursement Agreement. The Company’s obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Related party fees and expenses incurred during the three months ended September 30, 2018 and the period from February 7, 2018 (commencement of operations) through September 30, 2018 are summarized below:

Related Party	Source Agreement & Description	Three Months Ended September 30, 2018	Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement:
	Organization and offering reimbursement (1)	$82,238	$807,391
	Base management fees (1)	211,025	494,561
	Total return incentive fees (1)	453,874	762,609
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement: Expense support	(234,565)	(421,923)
Manager	Administrative Services Agreement: Reimbursement of third-party operating expenses (1)	70,171	113,722
Managing Dealer	Managing Dealer Agreement: Annual distribution and shareholder servicing fees	1,781	1,833
	Commissions	25,125	29,475
	Dealer Manager Fees	14,500	16,538

(1)

Expenses subject to Expense Support.

The following table presents amounts due from (to) related parties as of September 30, 2018:

Due from related parties:
Expense Support	$421,923
Total due from related parties	421,923
Due to related parties:
Organization and offering expenses	(20,618)
Base management fees	(71,213)
Total return incentive fee	(762,609)
Reimbursement of third-party operating expenses	(53,897)
Annual distribution and shareholder servicing fees	(1,100)
Total due to related parties	(909,437)
Net due to related parties	$(487,514)

There were no amounts due from (to) related parties as of December 31, 2017 because the Company had not raised the minimum amount to commence operations.

Other Related Party Transactions

Prior to the Company’s acquisition of Lawn Doctor and Polyform as described in Note 3. “Investments,” Lawn Doctor and Polyform were majority owned by an affiliate of the Sub-Manager.

6. Distributions

The following table reflects the total distributions declared during the period from February 7, 2018 (commencement of operations) through September 30, 2018:

Distribution Period(1)	Cash Distributions Declared	Distributions Reinvested	Cash Distributions Net of Distributions Reinvested
First Quarter 2018 (4 record dates)	$302,841	$2,299	$300,542
Second Quarter 2018 (13 record dates)	1,026,590	19,766	1,006,824
Third Quarter 2018 (13 record dates)(2)	1,059,027	35,556	1,023,471
	$2,388,458	$57,621	$2,330,837

(1)

Weekly distributions declared per share for each share class were:

Record Date Period	Class FA	Class A	Class T	Class D	Class I
March 7, 2018	$0.020604	$0.020604	$0.016484	$0.018544	$0.020604
March 13, 2018 - September 28, 2018	0.024038	0.024038	0.019231	0.021635	0.024038

(2)

Distributions declared for the four record dates in September 2018 were paid in October 2018.

The sources of declared distributions on a GAAP basis were as follows:

	Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
	Amount	% of Cash Distributions Declared
Net investment income(1)	$2,329,004	97.5%
Distributions in excess of net investment income(2)	59,454	2.5%
Total distributions declared	$2,388,458	100.0%

(1)

Net investment income includes expense support from the Company’s Manager and Sub-Manager of $421,923 for the period from February 7, 2018 (commencement of operations) to September 30, 2018, all of which was due from the Manager and Sub-Manager as of September 30, 2018. See Note 5. “Related Party Transactions” for additional information.

(2)

Consists of offering proceeds for the period presented.

In September 2018, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of common shares based on weekly record dates for the time period beginning October 2, 2018 through and including October 31, 2018, of $0.024038 per share for Class FA shares, $0.024038 per share for Class A shares, $0.019231 per share for Class T shares, $0.021635 per share for Class D shares and $0.024038 per share for Class I shares.

7. Capital Transactions

As of December 31, 2017, the Company had issued 4,000 shares of the Company’s Class FA shares, to each of the Manager and Sub-Manager, for an aggregate purchase price of $200,000 (total of 8,000 Class FA shares). No selling commissions or placement agent fees were paid in connection with the issuances.

On February 7, 2018, the Company commenced operations when it met the minimum offering requirement of $80.0 million in Class FA shares under its Private Placement and issued approximately 3.3 million shares of Class FA shares for aggregate gross proceeds of $81.7 million. The Company did not incur any selling commissions or placement agent fees from the sale of the approximately 3.3 million Class FA shares sold under the terms of the Private Placement. See Note 5. “Related Party Transactions” for additional information on shares issued to the Manager, Sub-Manager and their affiliates.

Private Placement

The Company offered through the Private Placement up to $85.0 million of Class FA shares and up to $115.0 million of Class A shares on a best efforts basis, which meant that the Placement Agent, used its best efforts but was not required to sell any specific amount of shares. On February 7, 2018, the Company met the minimum offering requirement of $80.0 million in Class FA shares under the Private Placement and the Company issued approximately 3.3 million Class FA shares at $25.00 per Class FA share resulting in gross proceeds of approximately $81.7 million. No Class A shares were sold under the Private Placement. There was no selling commission or Placement Agent fee for the sale of Class FA shares. The Class FA shares and Class A shares in the Private Placement were offered for sale only to persons that were “accredited investors,” as that term is defined under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.

Public Offering

Once the Registration Statement became effective on March 7, 2018, the Company began offering up to $1,000,000,000 of Shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Public Offering, will use its best efforts but is not required to sell any specific amount of Shares. The Company is offering, in any combination, four classes of Shares in the Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in Shares. The initial per share Public Offering price was $27.32 per Class A share, $26.25 per Class T share, $25.00 per Class D share and $25.00 per Class I share. There are differing selling fees and commissions for each class. The Company will also pay annual distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Public Offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company’s board of directors. As of September 30, 2018, the Public Offering price was $28.74 per Class A share, $27.70 per Class T share, $26.28 per Class D share and $26.35 per Class I share. See Note 10. “Subsequent Events” for information on changes to the Public Offering price, selling commissions and dealer manager fees per share class.

The Company is also offering, in any combination, up to $100,000,000 of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan. The Public Offering had a minimum offering requirement of $2 million in Shares under the Private Placement or the Public Offering. As of February 7, 2018, the Company had met the minimum offering requirement of $80.0 million in Class FA shares under the Private Placement. See Note 10. “Subsequent Events” for additional information related to the Public Offering.

The following table summarizes the total shares issued and proceeds received by share class in connection with the Offerings for the period ended September 30, 2018:

	For the Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
	Proceeds from Offering				Distributions Reinvested		Total
	Shares Issued	Gross Proceeds	Up-front Selling Commissions and Dealer Manager Fees (1)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class FA shares	3,258,260	$81,456,500	$—	$81,456,500	—	$—	3,258,260	$81,456,500	$25.00
Class A shares	11,500	320,000	(20,125)	299,875	1,356	34,698	12,856	334,573	26.02
Class T shares	20,032	545,000	(25,888)	519,112	1	17	20,033	519,129	25.91
Class D shares	81,143	2,095,000	—	2,095,000	203	5,265	81,346	2,100,265	25.82
Class I shares	140,095	3,612,500	—	3,612,500	147	3,773	140,242	3,616,273	25.79
	3,511,030	$88,029,000	$(46,013)	$87,982,987	1,707	$43,753	3,512,737	$88,026,740	$25.06

(1)

The Company did not incur any selling commissions or placement agent fees from the sale of the approximately 3.3 million Class FA shares sold under the terms of the Private Placement. The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through its Public Offering. See Note 5. “Related Party Transactions” for additional information regarding up-front selling commissions and dealer manager fees.

8. Commitment & Contingencies

See Note 5. “Related Party Transactions” for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of organization and offering costs under the Public Offering.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its businesses. As of September 30, 2018, the Company was not involved in any legal proceedings.

9. Financial Highlights

The following is a schedule of financial highlights of the Company attributed to each class of shares for the period from February 7, 2018 (commencement of operations) through September 30, 2018.

	Period from February 7, 2018 (Commencement of Operations) to September 30, 2018
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period(1)	$25.00	$25.00	$25.16	$25.26	$25.00
Net investment income (loss), before expense support(2)	0.60	(0.71)	(0.70)	(0.50)	(0.55)
Expense support(2)	0.11	1.01	0.88	0.49	0.87
Net investment income (loss)(2)	0.71	0.30	0.18	(0.01)	0.32
Net realized and unrealized gains(2)(4)	1.42	1.58	1.37	1.25	1.60
Net increase resulting from investment operations	2.13	1.88	1.55	1.24	1.92
Distributions to shareholders(2)(3)	(0.72)	(0.60)	(0.35)	(0.30)	(0.58)
Net decrease resulting from distributions to shareholders	(0.72)	(0.60)	(0.35)	(0.30)	(0.58)
Net Asset Value, End of Period	$26.41	$26.28	$26.36	$26.20	$26.34

Net assets, end of period	$86,246,002	$337,819	$528,019	$2,131,602	$3,693,717
Average net assets(5)	$83,117,106	$52,416	$181,592	$914,136	$1,237,181
Shares outstanding, end of period	3,266,260	12,856	20,033	81,346	140,242
Total investment return based on net asset value before total return incentive fee(6)	9.06%	7.62%	6.23%	4.94%	7.76%
Total investment return based on net asset value after total return incentive fee(6)	8.62%	7.62%	6.23%	4.94%	7.76%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee and expense support	2.28%	13.40%	6.36%	4.72%	6.21%
Total operating expenses before expense support	3.16%	15.16%	7.63%	5.65%	7.93%
Total operating expenses after expense support	2.72%	9.47%	4.57%	4.49%	4.78%
Net investment income (loss) before total return incentive fee(8)	3.21%	1.52%	1.02%	(0.11)%	1.93%
Net investment income (loss)	2.77%	1.52%	1.02%	(0.11)%	1.93%

(1)

The net asset value as of the beginning of the period is based on the price of shares sold, net of any sales load, to the initial investor of each respective share class. All Class FA shares were sold at the same per share amount. The first investors for Class A, Class T, Class D and Class I shares purchased their shares in April 2018, May 2018, June 2018 and April 2018, respectively.

(2)

The per share amounts presented are based on shares outstanding from the later of (1) February 7, 2018 (commencement of operations) or (2) the date of the first investor for the respective share class, through the period presented.

(3)

See Note 6. “Distributions” for further information on the sources of distributions.

(4)

The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales of the Company’s shares in relation to fluctuating fair values for the portfolio.

(5)

The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(6)

Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. “Related Party Transactions.” Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares.

(7)

Actual results may not be indicative of future results. Additionally, an individual investor’s ratios may vary from the ratios presented for a share class as a whole.

(8)

Amounts represent net investment income (loss) before total return incentive fee and related expense support as a percentage of average net assets. For the period February 7, 2018 through September 30, 2018, all of the total return incentive fees for Class A, Class T, Class D and Class I shares were covered by expense support and approximately 50% of the total return incentive fee for Class FA shares were covered by expense support.

10. Subsequent Events

In October 2018, the Company’s board of directors declared cash distributions on the outstanding shares of all share classes of the Company’s common shares based on weekly record dates for the time period beginning November 6, 2018 through and including November 30, 2018, of $0.024038 per share for Class FA shares, $0.024038 per share for Class A shares, $0.019231 per share for Class T shares, $0.021635 per share for Class D shares, and $0.024038 per share for Class I shares.

In October 2018, the Company’s board of directors approved new per share public offering prices for each share class in the Public Offering. The new public offering prices became effective on October 18, 2018. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Public Offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$28.72	$27.67	$26.20	$26.34
Selling Commissions, Per Share	$1.72	$0.83	$—	$—
Dealer Manager Fees, Per Share	$0.72	$0.48	$—	$—

During the period October 1, 2018 through November 2, 2018, the Company received additional net proceeds from its Public Offering and its distribution reinvestment plan of:

	Public Offering				Distribution Reinvestment Plan		Total
	Shares	Gross Proceeds	Up-front Selling Commissions and Dealer Manager Fees	Net Proceeds to Company	Shares	Gross Proceeds	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A shares	37,766	$1,075,500	$(83,038)	$992,462	253	$6,638	38,019	$999,100	$26.28
Class T shares	7,625	211,000	(10,022)	200,978	4	94	7,629	201,072	26.36
Class D shares	21,947	575,000	—	575,000	215	5,661	22,162	580,661	26.20
Class I shares	22,399	590,000	—	590,000	56	1,475	22,455	591,475	26.34
	89,737	$2,451,500	$(93,060)	$2,358,440	528	$13,868	90,265	$2,372,308	$26.28